                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             WMX TECHNOLOGIES, INC.
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                    92929Q107
                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 20, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              a[x]
                                                              b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER

                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              22,600,500
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  2,854,900
   WITH
                  10.     SHARED DISPOSITIVE POWER

                          19,745,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            22,600,500

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                            [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.66%

          14.     TYPE OF REPORTING PERSON*
                            IA; IN


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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SOROS FUND MANAGEMENT LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                  7.      SOLE VOTING POWER

                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              19,745,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  19,745,600
   WITH
                  10.     SHARED DISPOSITIVE POWER

                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            19,745,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                           [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.07%

          14.     TYPE OF REPORTING PERSON*
                            00; IA





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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands

                  7.      SOLE VOTING POWER

                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              1,288,600
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  1,288,600
   WITH
                  10.     SHARED DISPOSITIVE POWER

                          0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                             [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            OO; IV


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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                   7.      SOLE VOTING POWER

                           0

                   8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY               1,288,600
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                   1,288,600
   WITH
                   10.     SHARED DISPOSITIVE POWER

                           0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                       [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            IA; PN

SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[x]
                                                            b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                   7.      SOLE VOTING POWER

                           0

                   8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY               1,288,600
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                   1,288,600
   WITH
                   10.     SHARED DISPOSITIVE POWER

                                     0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,288,600

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                          [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.27%

          14.     TYPE OF REPORTING PERSON*
                            CO




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SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley F. Druckenmiller (in the capacity described herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER

                          0

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              22,370,700
  OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  2,625,100
   WITH
                  10.     SHARED DISPOSITIVE POWER

                          19,745,600

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            22,370,700

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                        [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.61%

          14.     TYPE OF REPORTING PERSON*
                             IA


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SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Duquesne Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[x]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Pennsylvania

                 7.      SOLE VOTING POWER

                         0

                 8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY             2,625,100
 OWNED BY
REPORTING        9.      SOLE DISPOSITIVE POWER
  PERSON                 2,625,100
   WITH
                 10.     SHARED DISPOSITIVE POWER
                         0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,625,100

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                       [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.54%

          14.     TYPE OF REPORTING PERSON*
                            IA; OO

Introductory Note

                  This Amendment No. 5 is being filed by the Reporting Persons to report supplemental information with respect to the change in the purpose for which the Reporting Persons hold shares of Common Stock (as defined herein). There has been no change in the number of shares of Common Stock held by the Reporting Persons since the date of the Initial Statement (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement (as defined herein). The Statement is supplementally amended as set forth herein.

Item 1.  Security and Issuer

                  This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $1 par value per share (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 5 amends the initial statement (the "Initial Statement") on Schedule 13D of certain of the Reporting Persons (as defined herein) dated May 23, 1996, as amended (collectively, the "Statement"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521.

Item 4.  Purpose of Transaction

                  Item 4 is amended by deleting the third-from-the-end paragraph of such item and adding the following paragraphs to the end of such item:

                  On February 20, 1997, at approximately 10:00 a.m., SFM LLC issued a press release (the "First Press Release") to clarify its position with respect to recent events reported in the financial press concerning the Issuer and Mr. Buntrock's position as Chairman of the Board. The First Press Release states: SFM LLC "has observed statements and implications in the financial press that [SFM LLC] is seeking Mr. Dean Buntrock to step down as Chairman of the Board of [the Issuer]. These press reports do not accurately represent the position of [SFM LLC]. If the Board of [the Issuer] is appropriately strengthened, [SFM LLC] has no objection to Mr. Buntrock's continuing his position of Chairman of the Board of [the Issuer]. [SFM LLC] has not authorized any other person or firm to speak on its behalf." A copy of the First Press Release is attached hereto as Exhibit I.

                  On February 18 and February 19, 1997, representatives of the Reporting Persons spoke with representatives of the Issuer. During the day on February 20, 1997, Mr. Karp met with Mr. Buntrock. That afternoon, at approximately 5:00 p.m., SFM LLC issued a second press release (the "Second Press Release") stating that: "As a result of recent discussion between SFM LLC and senior representatives of [the Issuer], [the Reporting Persons] have become convinced that the [Issuer] will undertake a sincere and successful effort to bring two new, independent members onto the Board of Directors, and will pursue the hiring of the best new Chief Executive Officer available. That has been the goal of recent efforts of [the Reporting Persons] in urging the [Issuer] to take steps to realize the [Issuer's] great potential." Accordingly, the slate of nominees proposed by Quantum Partners in its February 10, 1997 Nomination Notice was withdrawn, "given the commitment of the incumbent Board to do the best possible job they can in the selection process" of a new Chief Executive Officer. The Second

Press Release further states that SFM LLC "recognizes the distraction of a proxy contest would impede the goal of strengthening management and hiring the best possible CEO." A copy of the Second Press Release is attached hereto as Exhibit J.

                  Except as described herein, none of Quantum Partners, Quota Fund, QIH Management, QIHMI, Quantum Industrial, SFM LLC, Mr. Soros, Lupa, Mr. Druckenmiller, Duquesne LLC, the Duquesne Clients and, to the best of the Reporting Persons' knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Item 5. Interest in the Securities of the Issuer.

                  Paragraph (a) of Item 5 is amended by amending and restating the second paragraph of clause (vi) as follows:

                  As a result of the withdrawal of the slate of nominees as described in Item 4 above, the Proposal communicated by Lens to the Issuer on February 5, 1997 also was withdrawn. Consequently, the Reporting Persons believe that they and Lens no longer constitute a group within the meaning of
Section 13(d)(3) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended by deleting the final paragraph of such Item.

Item 7.  Material to Be Filed as Exhibits.

                  I.   Press Release of SFM LLC dated February 20, 1997.

                  J.   Press Release of SFM LLC dated February 20, 1997.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 1997.                     SOROS FUND MANAGEMENT LLC

                                       By: /s/ Michael C. Neus
                                       Name:   Michael C. Neus
                                       Title:  Assistant General Counsel


                                       GEORGE SOROS


                                       By:/s/ Michael C. Neus
                                       Name:  Michael C. Neus
                                       Title: Attorney-in-Fact


                                       QUANTUM INDUSTRIAL PARTNERS LDC

                                       By:/s/ Michael C. Neus
                                       Name:  Michael C. Neus
                                       Title: Attorney-in-Fact


                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By:   QIH Management, Inc.,
                                             General partner


                                       By:/s/ Michael C. Neus
                                       Name:  Michael C. Neus
                                       Title: Vice President


                                       QIH MANAGEMENT, INC.

                                       By:/s/ Michael C. Neus
                                       Name:  Michael C. Neus
                                       Title: Vice President

                                        STANLEY F. DRUCKENMILLER

                                           /s/ Michael C. Neus
                                        Name:  Michael C. Neus
                                        Title: Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                        By: /s/ Gerald Kerner
                                        Name:  Gerald Kerner
                                        Title: Managing Director

                                  EXHIBIT INDEX

                                                                      Page

            I.     Press Release of Soros Fund Management LLC dated
February 20, 1997........................................................16

            J.     Press Release of Soros Fund Management LLC dated
February 20, 1997........................................................17